Via Facsimile and U.S. Mail
Mail Stop 6010

December 23, 2008

Mr. Sean T. Leonard
Senior Vice President and Chief Financial Officer
Ambac Financial Group, Inc.
One State Street Plaza
New York, New York 10004

Re: **Ambac Financial Group, Inc.**
        Form 10-K for Fiscal Year Ended December 31, 2007
        Form 10-Q for the Quarters Ended March 31, 2008, June 30, 2008 and
        September 30, 2008
        File No. 1-10777

Dear Mr. Leonard:

        We have reviewed your October 7, 2008 response to our September 9, 2008 letter
and have the following additional comments. In our comments, we ask you to provide us
with information to better understand your disclosure. Where a comment requests you to
revise disclosure, the information you provide should show us what the revised disclosure
will look like and identify the annual or quarterly filing, as applicable, in which you
intend to first include it. If you do not believe that revised disclosure is necessary,
explain the reason in your response. After reviewing the information provided, we may
raise additional comments and/or request that you amend your filing.

Form 10-Q for the quarter ended September 30, 2008

Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loss and Loss Expenses, page 69

1. We acknowledge your response to prior comment 6. You state in your response
    that you have the right to return mortgage loans with substantial breaches of
    representation and warranties held in trusts to the sellers of the mortgage loans.
    As a result, you reduced the provision for losses and loss expenses for estimated
    subrogation recoveries for representation and warranty breaches in the amount of
    $262.8 million for RMBS transactions. Please disclose the factors and

assumptions used to determine the subrogation recoveries amount of $262.8 million. Please also disclose how you factored in credit risks from the sellers of the mortgage loans in determining the amount of the subrogation recoveries.

Note 10 – Fair Value Measurements,
Derivative Instruments, page 26

2. We are continuing to evaluate your response to comment 8 and we may have further comments.

3. Please disclose how you have tested your credit derivative swap fair value model to determine whether it is representative of a current market transaction. For example, disclose whether and, if so, the extent that you test to ensure that the contractual premium charged for credit protection (i.e. the premium transaction price) approximates that determined by your credit derivative swap fair value model.

4. We acknowledge your response to prior comment 9. You disclose that implicit in the fair values are market assumptions about various factors, including correlation. Given the significant effect that diversification has on reducing the credit risk of credit default swaps please disclose the inputs, assumptions and methodology used to compute the correlation of your residential and commercial real estate and corporate financial guarantee exposures. Please also disclose trends in the assumed or implied correlation of these exposures since you entered into the financial guarantees, at year-end and at each interim period. If the trends have had or are reasonably likely to have a material effect, please disclose the effects and/or expected effects on financial position, operations and liquidity.

5. We acknowledge your response to prior comment 11. You disclose that the new relative change ratio in the event of an internal downgrade is calculated as the weighted average of: (i) a given transaction's inception relative change ratio and (ii) a ratio of 100%. The weight given to the inception relative change ratio is 100% minus the probability of default (i.e. the probability of non-default) and the weight given to using a 100% relative change ratio is the probability of default. To increase the understandability of this disclosure, please quantify how the new relative change ratio is calculated by disclosing a numerical example based on the 15 CDO of ABS transactions.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us any requested information. Detailed cover letters greatly facilitate our review. Please file the letter on EDGAR under the form type label CORRESP.

You may contact Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding these comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant